SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

  SCHEDULE 13D

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CAMFLO INTERNATIONAL INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

_133659

(CUSIP Number)

Alan G. Crawford

938 Howe Street, #703,

Vancouver, British Columbia, Canada  V6Z 1N9

            Telephone: (604) 837-9484

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                    October 7, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  133659

1.    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alan G. Crawford       IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]

                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:   PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Canadian

NUMBER OF                  7.       SOLE VOTING POWER

SHARES                              1,300,969*

BENEFICIALLY               --------------------------------------------------

OWNED BY                   8.       SHARED VOTING POWER

EACH                                Nil

REPORTING                  --------------------------------------------------

PERSON                     9.       SOLE DISPOSITIVE POWER

WITH                                1,300,969

                           --------------------------------------------------

                           10.      SHARED DISPOSITIVE POWER

                                    Nil

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,300,969

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):          18.33%**

(6,230,062 CURRENT OUTSTANDING PLUS 866,833 =7,096,895)

14.   TYPE OF REPORTING PERSON:                                         IN

**Mr. Crawford directly holds 434,136  shares of Common Stock. Mr. Crawford also holds 66,833 stock options which entitle him to purchase 66,833 shares of Common Stock, and a debenture which is convertible into 400,000 shares of Common Stock and 400,000 share purchase warrants which entitle him to purchase an additional 400,000 shares of Common Stock.

** % is calculated by dividing the number of shares beneficially owned if Mr. Crawford converted his debenture and exercised all options and warrants into the current outstanding plus his converted and exercised shares (6,230,062 currently outstanding + 66,833 options when exercised + 400,000 shares when converted and 400,000 warrants when converted or a total of 7,096,895).

CUSIP No.  133659

Item 1.  Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Alan G. Crawford with respect to the common shares without par value (the "Common Shares") of Camflo International Inc., a Yukon, Canada corporation, with its principal offices located at 938 Howe Street, #703, Vancouver, British Columbia, Canada  V6Z 1N9(the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background

        (a) This Schedule 13D is filed on behalf of Alan G. Crawford

     (b) Mr. Crawford’s business address is:

938 Howe Street, #703, Vancouver, British Columbia, Canada   V6Z 1N9.

(c)Mr. Crawford is a Director of the Issuer.

     (d) During the last five years Mr. Crawford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Crawford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of,

         or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Crawford is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

         The source for all acquisitions has been personal funds.

                               Cost

                   No. of       Per       Total       Canadian Trading Status

Type                Shares    Share        Cost  Free Trading   Escrow Shares

Alan G. Crawford (person)

Private Purchase   134,138  CDN$0.45   CDN $60,362      134,138

  nil

Stock Options

  66,833  CDN$0.13   CDN$ $8,688

 66,833

  nil

Debenture

   CDN$ 40,000

 Common Stock

 400,000

400,000

  nil

 Warrants

 400,000  CDN$0.10   CDN$ 40,000

400,000

  nil

Total

 800,000

Market Purchase      0          0.00      $    0            0             nil

Debt Settlement

 299,998

 $0.12

$36,000

 299,998

  nil

Total upon exercise 1,300,969

CUSIP No.  133659

Item 4.  Purpose of Transaction

         Mr. Crawford has acquired all his Common Shares of the Issuer for investment purposes.

Item 5.  Interest in Securities of the Issuer

      Mr. Crawford owns of record 434,136 shares of Common Stock, as to which he possesses sole voting and disposition power. In conjunction with all stock options, share purchase warrants and convertible securities Mr. Crawford may be deemed to beneficially own an aggregate of 1,300,969 Common Shares of the Issuer, representing approximately

18.33 of the total Common Shares deemed outstanding (represented by 6,230,062 common shares currently issued and outstanding plus those common shares that would be issued upon Mr.Crawford’s exercise of stock options and share purchase warrants and conversion of convertible debentures).

On March 20, 2002, Mr. Crawford purchased a convertible debenture from the Issuer with a principal amount of CDN$40,000. The debenture has a five year term, accrues interest quarterly at a rate of 15%, with the principal and any accrued but unpaid interest convertible into units comprised of one common share and one share purchase warrant to purchase an additional common share of the Issuer, each common share at CDN$0.10 per share in the first and second years, CDN$0.15 per share in the third year, CDN$0.20 per share in the fourth year, and CDN$0.25 per share in the fifth year.

On March 20, 2002, Mr. Crawford was granted stock options to purchase 66,833 common shares of the Issuer at CDN$0.13 per share for a period of five years.

Item 6.  Contracts, Arrangements, Understandings or Relationships with

         Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 7, 2003

                                                           /s/Alan G Crawford

                                                                  (Signature)

                                                              Alan Crawford

                                                                 (Name/Title)

Attention:  Intentional  misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001